GCL Global Holdings Ltd.

29 Tai Seng Ave., #2-01

Singapore 534119

February 26, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington D.C. 20549-7010

Re: Registration Statement on Form 20FR12B (File No. 001-42523) Filed on February 20, 2025

Ladies and Gentlemen:

GCL Global Holdings Ltd. (the “Company”) hereby respectfully requests the withdrawal of a registration statement on Form 20FR12B (the “Registration Statement”) that was filed on February 20, 2025 because the Registration Statement was in fact the Company’s Shell Company Report but contained the incorrect EDGAR tagging of a Form 20FR12B. The Company’s Shell Company Report on a Form 20-F with the correct tagging as a Form 20-F filing is being made substantially contemporaneously with this request.

The Company confirms no securities have been sold pursuant to the Registration Statement. In the event that the Staff has any questions with respect to this matter, please call Jane K. P. Tam at (202) 975-9545.

Very truly yours,

GCL Global Holdings Ltd.

By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Chief Executive Officer